As filed with the Securities and Exchange Commission on October 27, 1998 Registration No. 0-24641

==============================================================================

              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                  FORM 10-SB
                                Amendment No. 1

     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                         IMMUNOTECHNOLOGY CORPORATION
                ----------------------------------------------
                (Name of Small Business Issuer in its Charter)


         Delaware                                             84-1016435
-------------------------------                            -------------------
(State or other jurisdiction of                            (I.R.S. Employer
incorporation or organization)                             Identification No.)


        1661 Lakeview Circle, Ogden, Utah                            84403
        --------------------------------------------------------   ----------
        (Address of principal executive offices)                   (Zip Code)

Issuer's telephone number:          (801) 399-3632
                                    --------------

Securities to be registered under Section 12(b) of the Act:

     Title of each class                      Name of each exchange on which
     to be so registered                      each class is to be registered

              N/A                                           N/A

Securities to be registered under Section 12(g) of the Act:

                  Common Stock, par value $0.00001 per share
                  ------------------------------------------
                              (Title of Class)

==============================================================================

                          IMMUNOTECHNOLGY CORPORATION

                                  FORM 10-SB

                              TABLE OF CONTENTS

PART 1                                                                    Page

Item  1.     Description of Business .....................................  3

Item  2.     Management's Discussion and Analysis or Plan of Operation ...  9

Item  3.     Description of Property...................................... 10

Item  4.     Security Ownership of Certain Beneficial Owners
              and Management.............................................. 10

Item  5.     Directors, Executive Officers, Promoters
              and Control Persons......................................... 11

Item  6.     Executive Compensation....................................... 12

Item  7.     Certain Relationships and Related Transactions............... 13

Item  8.     Description of Securities.................................... 13

PART II

Item  1.     Market Price of and Dividends on the Registrant's
              Common Equity and Other Shareholder Matters................. 15

Item  2.     Legal Proceedings............................................ 15

Item  3.     Changes in and Disagreements with Accountants................ 15

Item  4.     Recent Sales of Unregistered Securities...................... 16

Item  5.     Indemnification of Directors and Officers.................... 16

PART F/S

             Financial Statements......................................... 17

PART III

Item  1.     Index to Exhibits............................................ 31

             Signatures................................................... 32

                                    PART I

ITEM 1.  DESCRIPTION OF BUSINESS

Corporate History
-----------------

(a)  Initial Business Activities
     ---------------------------

     The Registrant was incorporated on November 30, 1989, in the state of Delaware. The Registrant's predecessor was LJC Corporation, a Utah corporation, organized on November 8, 1984 ("LJC"). On October 7, 1989, LJC acquired ImmunoTechnology Laboratories, Inc., a Colorado corporation ("ITL"), by means of a stock-for-stock exchange with the shareholder of ITL. As a result of this transaction, ITL became a wholly owned subsidiary of LJC. On October 10, 1989, LJC changed its name to ImmunoTechnology Laboratories, Inc. ("ITL-UT").

     At a special meeting of the shareholders of ITL-UT, the shareholders approved a proposal to redomicile ITL-UT in the state of Delaware, by forming a Delaware corporation and merging ITL-UT into the Delaware corporation, and changing the its name to ImmunoTechnology Corporation. The merger was effective on December 21, 1989. As a result of the merger, ITL-UT no longer exists.

     ITL was formed for the purpose of engaging in the business of operating a medical test related laboratory. The Registrant's only business has been the operation of ITL, whose operations were discontinued in 1992.

(b)  Current Business Activities
     ----------------------------

     Since discontinuing the operations of ITL, the Registrant has been seeking potential business acquisition or opportunities to enter in an effort to commence business operations. The Registrant does not propose to restrict its search for a business opportunity to any particular industry or geographical area and may, therefore, engage in essentially any business in any industry. The Registrant has unrestricted discretion in seeking and participating in a business opportunity, subject to the availability of such opportunities, economic conditions, and other factors.

     The selection of a business opportunity in which to participate is complex and risky. Additionally, as the Registrant has only limited resources, it may be difficult to find good opportunities. There can be no assurance that the Registrant will be able to identify and acquire any business opportunity which will ultimately prove to be beneficial to the Registrant and its shareholders. The Registrant will select any potential business opportunity based on management's business judgment.

     The activities of the Registrant are subject to several significant risks which arise primarily as a result of the fact that the Registrant has no specific business and may acquire or participate in a business opportunity based on the decision of management which potentially could act without the consent, vote, or approval of the Registrant's shareholders. The risks faced by the Registrant are further increased as a result of its lack of resources and its inability to provide a prospective business opportunity with significant capital.

     In November 1997, the directors determined that the Registrant should become active in seeking potential operating businesses and business opportunities with the intent to acquire or merge with such businesses. The Registrant then began to consider and investigate potential business opportunities. Because of the Registrant's current status having no assets and no recent operating history, in the event the Registrant does successfully acquire or merge with an operating business opportunity, it is likely that the Registrant's present shareholders will experience substantial dilution and there will be a probable change in control of the Registrant.

     The Registrant is voluntarily filing its registration statement on Form 10SB in order to make information concerning itself more readily available to the public. Management believes that being a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), could provide a prospective merger or acquisition candidate with additional information concerning the Registrant. In addition, management believes that this might make the Registrant more attractive to an operating business opportunity as a potential business combination candidate. As a result of filing its registration statement, the Registrant is obligated to file with the Commission certain interim and periodic reports including an annual report containing audited financial statements. The Registrant intends to continue to voluntarily file these periodic reports under the Exchange Act even if its obligation to file such reports is suspended under applicable provisions of the Exchange Act.

     Any target acquisition or merger candidate of the Registrant will become subject to the same reporting requirements as the Registrant upon consummation of any such business combination. Thus, in the event that the Registrant successfully completes an acquisition or merger with another operating business, the resulting combined business must provide audited financial statements for at least the two most recent fiscal years or, in the event that the combined operating business has been in business less than two years, audited financial statements will be required from the period of inception of the target acquisition or merger candidate.

Sources of Business Opportunities
---------------------------------

     The Registrant intends to use various sources in its search for potential business opportunities including its officers and directors, consultants, special advisors, securities broker-dealers, venture capitalists, members of the financial community and others who may present management with unsolicited proposals. Because of the Registrant's lack of capital, it may not be able to retain on a fee basis professional firms specializing in business acquisitions and reorganizations. Rather, the Registrant will most likely have to rely on outside sources, not otherwise associated with the Registrant, that will accept their compensation only after the Registrant has finalized a successful acquisition or merger. To date, the Registrant has not engaged nor entered into any discussions, negotiations, agreements nor understandings regarding retention of any consultant to assist the Registrant in its search for business opportunities, nor is management presently in a position to actively seek or retain any prospective consultants for these purposes.

     The Registrant does not intend to restrict its search to any specific kind of industry or business. The Registrant may investigate and ultimately acquire a venture that is in its preliminary or development stage, is already in operation, or in various stages of its corporate existence and development. Management cannot predict at this time the status or nature of any venture in which the Registrant may participate. A potential venture might need additional capital or merely desire to have its shares publicly traded. The most likely scenario for a possible business arrangement would involve the acquisition of, or merger with, an operating business that does not need additional capital, but which merely desires to establish a public trading market for its shares. Management believes that the Registrant could provide a potential public vehicle for a private entity interested in becoming a publicly held corporation without the time and expense typically associated with an initial public offering.

Evaluation
----------

     Once the Registrant has identified a particular entity as a potential acquisition or merger candidate, management will seek to determine whether acquisition or merger is warranted or whether further investigation is necessary. Such determination will generally be based on management's knowledge and experience, or with the assistance of outside advisors and consultants evaluating the preliminary information available to them. Management may elect to engage outside independent consultants to perform preliminary analysis of potential business opportunities. However, because of the Registrant's lack of capital it may not have the necessary funds for a complete and exhaustive investigation of any particular opportunity.

     In evaluating such potential business opportunities, the Registrant will consider, to the extent relevant to the specific opportunity, several factors including potential benefits to the Registrant and its shareholders; working capital, financial requirements and availability of additional financing; history of operation, if any; nature of present and expected competition; quality and experience of management; need for further research, development or exploration; potential for growth and expansion; potential for profits; and other factors deemed relevant to the specific opportunity.

     Because the Registrant has not located or identified any specific business opportunity as of the date hereof, there are certain unidentified risks that cannot be adequately expressed prior to the identification of a specific business opportunity. There can be no assurance following consummation of any acquisition or merger that the business venture will develop into a going concern or, if the business is already operating, that it will continue to operate successfully. Many of the potential business opportunities available to the Registrant may involve new and untested products, processes or market strategies which may not ultimately prove successful.

Form of Potential Acquisition or Merger
---------------------------------------

     Presently, the Registrant cannot predict the manner in which it might participate in a prospective business opportunity. Each separate potential opportunity will be reviewed and, upon the basis of that review, a suitable legal structure or method of participation will be chosen. The particular manner in which the Registrant participates in a specific business opportunity will depend upon the nature of that opportunity, the respective needs and desires of the Registrant and management of the opportunity, and the relative negotiating strength of the parties involved. Actual participation in a business venture may take the form of an asset purchase, lease, joint venture, license, partnership, stock purchase, reorganization, merger or consolidation. The Registrant may act directly or indirectly through an interest in a partnership, corporation, or other form of organization, however, the Registrant does not intend to participate in opportunities through the purchase of minority stock positions.

     Because of the Registrant's current status and recent inactive status for the prior six years, and its concomitant lack of assets or relevant operating history, it is likely that any potential merger or acquisition with another operating business will require substantial dilution of the Registrant's existing shareholders. There will probably be a change in control of the Registrant, with the incoming owners of the targeted merger or acquisition candidate taking over control of the Registrant. Management has not established any guidelines as to the amount of control it will offer to prospective business opportunity candidates, since this issue will depend to a large degree on the economic strength and desirability of each candidate, and corresponding relative bargaining power of the parties. However, management will endeavor to negotiate the best possible terms for the benefit of the Registrant's shareholders as the case arises.

     Management does not have any plans to borrow funds to compensate any persons, consultants, promoters, or affiliates in conjunction with its efforts to find and acquire or merge with another business opportunity. Management does not have any plans to borrow funds to pay compensation to any prospective business opportunity, or shareholders, management, creditors, or other potential parties to the acquisition or merger. In either case, it is unlikely that the Registrant would be able to borrow significant funds for such purposes from any conventional lending sources. In all probability, a public sale of the Registrant's securities would also be unfeasible, and management does not contemplate any form of new public offering at this time.

     In the event that the Registrant does need to raise capital, it would most likely have to rely on the private sale of its securities or loans from its officers and directors. Such a private sale would be limited to persons exempt under the Commission's Regulation D or other rule or provision for exemption, if any applies. However, no private sales are contemplated by the Registrant's management at this time. If a private sale of the Registrant's securities is deemed appropriate in the future, management will endeavor to acquire funds on the best terms available to the Registrant. However, there can be no assurance that the Registrant will be able to obtain funding when and if needed, or that such funding, if available, can be obtained on terms reasonable or acceptable to the Registrant. The Registrant does not anticipate using Regulation S promulgated under the Securities Act of 1933 to raise any funds any time within the next year, subject only to its potential applicability after consummation of a merger or acquisition.

     Although not presently anticipated by management, there is a remote possibility that the Registrant might sell its securities to its management or affiliates.

     In the event of a successful acquisition or merger, a finder's fee, in the form of cash or securities of the Registrant, may be paid to persons instrumental in facilitating the transaction. The Registrant has not established any criteria or limits for the determination of a finder's fee, although most likely an appropriate finder's fee will be negotiated between the parties, including the potential business opportunity candidate, based upon economic considerations and reasonable value as estimated and mutually agreed at that time. A finder's fee would only be payable upon completion of the proposed acquisition or merger in the normal case, and management does not contemplate any other arrangement at this time. Management has not actively undertaken a search for, nor retention of, any finder's fee arrangement with any person. It is possible that a potential merger or acquisition candidate would have its own finder's fee arrangement, or other similar business brokerage or investment banking arrangement, whereupon the terms may be governed by a preexisting contract; in such case, the Registrant may be limited in its ability to affect the terms of compensation, but most likely the terms would be disclosed and subject to approval pursuant to submission of the proposed transaction to a vote of the Registrant's shareholders. Management cannot predict any other terms of a finder's fee arrangement at this time. It would be unlikely that a finder's fee payable to an affiliate of the Registrant would be proposed because of the potential conflict of interest issues. If such a fee arrangement was proposed, independent management and directors would negotiate the best terms available to the Registrant so as not to compromise the fiduciary duties of the affiliate in the proposed transaction, and the Registrant would require that the proposed arrangement would be submitted to the shareholders for prior ratification in an appropriate manner.

     Management does not contemplate that the Registrant would acquire or merge with a business entity in which any affiliates of the Registrant have an interest. Any such related party transaction, however remote, would be submitted for approval by an independent quorum of the Board of Directors and the proposed transaction would be submitted to the shareholders for prior ratification in an appropriate manner. None of the Registrant's managers, directors, or other affiliated parties have had any contact, discussions, or other understandings regarding any particular business opportunity at this time, regardless of any potential conflict of interest issues. Accordingly, the potential conflict of interest is merely a remote theoretical possibility at this time.

Rights of Shareholders
----------------------

     It is presently anticipated by management that prior to consummating a possible acquisition or merger, the Registrant will seek to have the transaction ratified by shareholders in the appropriate manner. Most likely, this would require a general or special shareholder's meeting called for such purpose. Section 228 of the Delaware Corporations Law provides that any action which may be taken at any annual or special meeting of the shareholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holder of the outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

However, a shareholder's meeting is normally the most expeditious procedure, wherein all shareholder's would be entitled to vote in person or by proxy. In the notice of such a shareholder's meeting and proxy statement, the Registrant will provide shareholders complete disclosure documentation concerning a potential acquisition of merger candidate, including financial information about the target and all material terms of the acquisition or merger transaction.

Competition
-----------

     Because the Registrant has not identified any potential acquisition or merger candidate, it is unable to evaluate the type and extent of its likely competition. The Registrant is aware that there are several other public companies with only nominal assets that are also searching for operating businesses and other business opportunities as potential acquisition or merger candidates. The Registrant will be in direct competition with these other public companies in its search for business opportunities and, due to the Registrant's lack of funds, it may be difficult to successfully compete with these other companies.

Employees
---------

     As of the date hereof, the Registrant does not have any employees and has no plans for retaining employees until such time as the Registrant's business warrants the expense, or until the Registrant successfully acquires or merges with an operating business. The Registrant may find it necessary to periodically hire part-time clerical help on an as-needed basis.

Facilities
----------

     The Registrant is currently using as its principal place of business the personal residence of its Vice President and Director located in Ogden, Utah. Although the Registrant has no written agreement and pays no rent for the use of this facility, it is contemplated that at such future time as an acquisition or merger transaction may be completed, the Registrant will secure commercial office space from which it will conduct its business. Until such an acquisition or merger, the Registrant lacks any basis for determining the kinds of office space or other facilities necessary for its future business. The Registrant has no current plans to secure such commercial office space.
It is also possible that a merger or acquisition candidate would have adequate existing facilities upon completion of such a transaction, and the Registrant's principal offices may be transferred to such existing facilities.

Item 2. Management's Discussion and Analysis or Plan of Operation

Overview
--------

     The Registrant is considered a development stage company with no assets or capital and with no operations or income since approximately 1992. The costs and expenses associated with the preparation and filing of this registration statement and other operations of the Registrant have been paid for by shareholders of the Registrant, specifically Mark A. Scharmann (see
Item 4, Security Ownership of Certain Beneficial Owners and Management). It is anticipated that the Registrant will require only nominal capital to maintain the corporate viability of the Registrant and necessary funds will most likely be provided by the Registrant's existing shareholders or its officers and directors in the immediate future. However, unless the Registrant is able to facilitate an acquisition of or merger with an operating business or is able to obtain significant outside financing, there is substantial doubt about its ability to continue as a going concern.

     In the opinion of management, inflation has not and will not have a material effect on the operations of the Registrant until such time as the Registrant successfully completes an acquisition or merger. At that time, management will evaluate the possible effects of inflation on the Registrant as it relates to its business and operations following a successful acquisition or merger.

Plan of Operation
-----------------

     During the next twelve months, the Registrant's officers and directors will contact business brokers, consultants, and other business professionals in an effort to actively seek out and investigate possible business opportunities with the intent to acquire or merge with one or more business ventures. In its search for business opportunities, management will follow the procedures outlined in Item 1 above. Because the Registrant lacks funds, it may be necessary for the officers and directors to either advance funds to the Registrant or to accrue expenses until such time as a successful business consolidation can be made. Management intends to hold expenses to a minimum and to obtain services on a contingency basis when possible. The Registrant's directors may receive compensation for services provided to the Company until such time as an acquisition or merger can be accomplished. However, if the Registrant engages outside advisors or consultants in its search for business opportunities, it may be necessary for the Registrant to attempt to raise additional funds. As of the date hereof, the Registrant has not made any arrangements or definitive agreements to use outside advisors or consultants or to raise any capital.

     In the event the Registrant does need to raise capital most likely the only method available to the Registrant would be the private sale of its securities. It is unlikely that it could make a public sale of securities or be able to borrow any significant sum from either a commercial or private lender. There can be no assurance that the Registrant will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms acceptable to the Registrant.

     The Registrant does not intend to use any employees, with the possible exception of part-time clerical assistance on an as-needed basis. Outside advisors or consultants will be used only if they can be obtained for minimal cost or on a deferred payment basis. Management is confident that it will be able to operate in this manner and to continue its search for business opportunities during the next twelve months.


ITEM 3.  Description of Property

     The information required by this Item 3 is not applicable to this Form 10SB due to the fact that the Registrant does not own or control any material property.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following tables sets forth the number of shares of the Registrant's Common Stock, par value $0.00001, held by each person who is believed to be the beneficial owner of 5% or more of the 1,157,996 shares of the Registrant's common stock outstanding at June 30, 1998, based on the Registrant's transfer agent's list, and the names and number of shares held by each of the Registrant's officers and directors and by all officers and directors as a group.

Title of   Name and Address          Amount and Nature of            Percent
Class      Of Beneficial Owner       Beneficial Ownership            of Class
--------   -------------------      ---------------------            --------
Common     Mark A. Ledoux            44,872        Direct              12.4
           1185 Linda Vista Drive   143,592        Indirect (1)         3.9
           San Marcos, CA  92069

Common     Gerald M Haase            77,539        Direct               6.7
           5655 S. Grape Court
           Greenwood Village, CO 80121

Common     Ronald J. Roscioli       189,541        Direct              16.4
           7800 South Elati #112
           Littleton, CO  80120

Common     Mark A. Scharmann         86,850        Indirect (2)         7.5
           1661 Lakeview Circle
           Ogden, UT  84403

Common     Joseph S. Ventura        189,541        Direct              16.4
           10542 Ravenscroft Drive
           Dallas, TX  75230

Common     John A. Wise             189,541        Direct              16.4
           1185 Linda Vista Drive
           San Marcos, CA  92069


                     [Footnotes appear on following page]

Officers, Directors and Nominees

Common     John A. Wise, President
            and Director                      -------See Above-------

Common     Mark A. Scharmann, Vice
            President and Director            -------See Above-------

Common     David Knudson, Secretary/
            Treasurer and Director    2,000        Direct               0.2

Common     Gerald M Haase, Director           -------See Above-------

All Officers, Directors, and
 Nominees as a Group (4 Persons)    269,080        Direct              23.2
                                     86,850        Indirect             7.5
                                    -------                            ----
                                    355,930                            30.7
                                    =======                            ====

--------------------------------
(1) Shares beneficially held of record by Natural Alternatives, of which Mr. Ledoux is the controlling principal.

(2) Shares beneficially held of record by Troika Capital Investment, of which Mr. Scharmann is the principal owner and shareholder.



ITEM 5.  Directors, Executive Officers, Promoters and Control Persons

     The names of the Registrant's executive officers and directors and the positions held by each of them are set forth below:

Name                                       Position
----                                       --------

John A. Wise                               President and Director
Mark A. Scharmann                          Vice President and Director
David Knudson                              Secretary/Treasurer and Director
Gerald M Haase                             Director


      The term of office of each director is one year and until his successor is elected at the Registrant's annual shareholders' meeting and is qualified, subject to removal by the shareholders. The term of office for each officer is for one year and until a successor is elected at the annual meeting of the board of directors and is qualified, subject to removal by the board of directors.

Biographical Information

     Set forth below is certain biographical information with respect to each of the Registrant's officers and directors.

     John A. Wise, age 58, has been director of the Company since October 1989. Since 1991, Mr. Wise has been the Vice-President of Research and Development at Natural Alternatives International, Inc. [NASDAQ: NAII], San Marcos, California, a biotechnology company that formulates and produces vitamins and related nutritional supplements.

     Mark A. Scharmann, age 39, has been vice-president and a director of the Company since February 1997. Since 1979, Mr. Scharmann has been the principal owner of Troika Capital, Inc., Ogden, Utah, a financial consulting company.

     David Knudson, age 38, has been the secretary/treasurer of the Company since February 1997. From September 1994 to June 1996, Mr. Knudson was an adjunct professor of Computer Information Systems at Weber State University, Ogden, Utah. Since 1985, Mr. Knudson has been the principal of Twelve O Eight, a business and computer consulting company, located in Layton, Utah.

     Gerald M. Haase, age 51, has been a director of the Company since November 1989. Since 1979, Gerald M. Haase, has been a surgeon at Denver Pediatric Surgeons, P.C., Denver, Colorado.


ITEM 6. EXECUTIVE COMPENSATION

     The Registrant has not had a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. The Registrant has not paid any salaries or other compensation to its officers, directors or employees for the years ended June 30, 1998, 1997 and 1996, nor at any time during 1998, 1997 or 1996. Further, the Registrant has not entered into an employment agreement with any of its officers, directors or any other persons and no such agreements are anticipated in the immediate future. It is intended that the Registrant's directors may be compensated for services provided to the Company until such time as an acquisition or merger can be accomplished. As of the date hereof, no person has accrued any compensation from the Registrant.

     The following tables set forth certain summary information concerning the compensation paid or accrued for each of the Registrant's last three completed fiscal years to the Registrant's or its principal subsidiaries chief executive officer and each of its other executive officers that received compensation in excess of $100,000 during such period (as determined at June 30, 1998, the end of the Registrant's last completed fiscal year):

                          SUMMARY COMPENSATION TABLE

                                                         Long Term
Compensation
                                                        ----------------------

                     Annual Compensation               Awards       Payouts
                                            Other      Restricted
Name and                                    Annual      Stock     Options
LTIP     All other
Principal Position Year  Salary   Bonus($) Compensation Awards   /SARs
Payout  Compensation
------------------ ----  ------   -------- ------------ ------   -------
------  ------------
John A. Wise        1998  $ -0-     -0-       -0-         -0-      -0-
-0-       -0-
President and CEO   1997  $ -0-     -0-       -0-         -0-      -0-
-0-       -0-
                    1996  $ -0-     -0-       -0-         -0-      -0-
-0-       -0-


Options/SAR Grants in Last Fiscal Year

     None.

Bonuses and Deferred Compensation

     None.

Compensation Pursuant to Plans

     None.

Pension Table

     Not Applicable.

Other Compensation

     None.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Mark A. Scharmann, an officer and director of the Company has advanced money to the Company during the year ended June 30, 1998. The advances are bearing interest at a rate of 10% per annum and have no maturity date. At June 30, 1998, the balance of advances amounted to $47,116.

     At June 30, 1998, the Registrant had two notes payable with two shareholders in the amounts of $5,000 and $2,500 respectively. The notes bear interest at a rate of 10% per annum and are payable on demand.


ITEM 8. DESCRIPTION OF SECURITIES

General
-------

     The Registrant is authorized to issue fifty five million shares of capital stock, consisting of 50,000,000 shares of common stock, par value $0.00001 per share (the "Common Stock") and 5,000,000 shares of preferred stock, par value $0.00001 per share (the "Preferred Stock"). There are 1,157,996 shares of Common Stock and no shares of Preferred Stock issued and outstanding as of June 30, 1998.

(a)  Common Stock
     ------------

     The holders of Common Stock are entitled to one vote per share on each matter submitted to a vote at any meeting of shareholders. Shares of Common Stock do not carry cumulative voting rights and, therefore, a majority of the shares of outstanding Common Stock will be able to elect the entire board of directors and, if they do so, minority shareholders would not be able to elect any persons to the board of directors. The Registrant's bylaws provide that a majority of the issued and outstanding shares of the Registrant constitutes a quorum for shareholders' meetings, except with respect to certain matters for which a greater percentage quorum is required by statute or the bylaws.

     Shareholders of the Registrant have no preemptive rights to acquire additional shares of Common Stock or other securities. The Common Stock is not subject to redemption, call or assessment, and carries no subscription or conversion rights. In the event of liquidation of the Registrant, the shares of Common Stock are entitled to share equally in corporate assets after satisfaction of all liabilities.

     Holders of Common Stock are entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. The Registrant seeks growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay dividends in the foreseeable future.


(b)  Preferred Stock
     ---------------

     The Registrant is authorized to issue up to 5,000,000 shares of Preferred Stock having a par value of $0.00001 per share. All shares of Preferred Stock shall be issued for such consideration or considerations as the Board of Directors may from time to time determine. At June 30, 1998, the Registrant had no shares of Preferred Stock issued and outstanding.

     The authority to issue the Preferred Stock is vested in the Registrant's Board of Directors, which has authority to fix and determine the powers, qualifications, limitations, restrictions, designations, rights, preferences, or other variations of each class or series within each class which the Registrant is authorized to issue. The above described authority of the Board of Directors to fix and determine the rights, preferences and privileges of the Preferred Stock may be exercised by corporate resolution from time to time as the Board of Directors sees fit.

                                     PART II

ITEM 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters


     The Registrant's Common Stock is quoted on the National Association of Securities Dealers Electronic Bulletin Board under the symbol "ITRX." Set forth below are the high and low bid prices for the Registrant's Common Stock for the last three years. Although the Common Stock is quoted on the Electronic Bulletin Board it has traded sporadically with low volume. Consequently, the information provided below may not be indicative of the Common Stock price under different conditions. All prices listed herein reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions.

Quarter Ended                 High Bid          Low Bid
-------------                 --------          -------

March 1996                      N/A               N/A
June 1996                       N/A               N/A
September 1996                  N/A               N/A
December 1996                   N/A               N/A

March 1997                      N/A               N/A
June 1997                       N/A               N/A
September 1997                $2.50              $1.80
December 1997                 $2.50              $1.80

March 1998*                   $2.50              $0.31
June 1998*                    $0.25              $0.25
September 1998*               $0.25              $0.25

* The per share price gives effect to a 10 for 1 reverse split of the issued and outstanding shares of Common Stock effective January 26, 1998.

     At September 30, 1998, the bid price for the Common Stock was $0.25.

     Since its inception, the Registrant has not paid any dividends on its Common Stock, and the Registrant does not anticipate that it will pay dividends in the foreseeable future.

     As of September 30,1998, there were 1,157,996 shares of common stock outstanding held by approximately 60 active holders of record, including broker-dealers and clearing corporations holding shares on behalf of their customers, as reported by the Registrant's transfer agent.


ITEM 2.  LEGAL PROCEEDINGS

     The Company is not a party to any pending legal proceedings and no such action by or against it, to the best of its knowledge, has been threatened.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

      The Registrant has not changed nor had any disagreements with its independent certified accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     The Registrant has not issued any unregistered securities within the past three years.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware Corporation Law provides in relevant parts as follows:

     (1) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or on a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     (2) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the feet that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine on application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

     (3) To the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in 1) or (2) of this subsection, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     (4) The indemnification provided by this section shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

     The foregoing discussion of indemnification merely summarizes certain aspects of indemnification provisions and is limited by reference to the above discussed sections of the Delaware Corporation Law.

     The Registrant's certificate of incorporation and bylaws provide that the Registrant "may indemnify" to the full extent of its power to do so, all directors, officers, employees, and/or agents. It is anticipated that the Registrant will indemnify its officers and directors to the full extent permitted by the above-quoted statute.

     Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to officers and directors of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                 PART F/S

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

     The Company's financial statements for the fiscal years ended June 30, 1998, 1997 and 1996, have been examined to the extent indicated in their reports by Rose, Snyder & Jacobs, a corporation of certified public accountants, and have been prepared in accordance with generally accepted accounting principles and are attached hereto and incorporated herein by this reference.

                        INDEPENDENT AUDITORS' REPORT

To the Stockholders of
ImmunoTechnology Corporation
Salt Lake City, Utah



     We have audited the accompanying balance sheet of ImmunoTechnology Corporation (a Delaware Corporation in the Development Stage), as of June 30, 1998, and statements of operations, stockholders' deficit, and cash flows for the years ended June 30, 1998 and 1997 and the period from inception of the development stage (July 1, 1992) through June 30, 1998. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ImmunoTechnology Corporation (a Development Stage Company) as of June 30, 1998, and the results of its operations and its cash flows for the years ended June 30, 1998 and 1997 and the period from the inception of the development stage (July 1, 1992) through June 30, 1998, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company does not generate revenue and has a new capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ Rose, Snyder & Jacobs

Rose, Snyder & Jacobs
A Corporation of Certified Public Accountants

Encino, California

September 24, 1998

                         IMMUNOTECHNOLOGY CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEET
                                 JUNE 30, 1998

                                    ASSETS

CURRENT ASSETS                                                    $     1,353
  Cash                                                            -----------

      TOTAL ASSETS                                                $     1,353
                                                                  ===========



                    LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
  Accrued expenses                                                $    32,663
  Note payable                                                          5,000
                                                                  -----------

    TOTAL CURRENT LIABILITIES                                          37,663
                                                                  -----------

LONG TERM DEBT
  Note payable                                                          2,500
  Advances from an officer                                             47,116
                                                                  -----------

    TOTAL LONG TERM DEBT                                               49,616
                                                                  -----------
STOCKHOLDERS' DEFICIT
  Preferred stock, par value
  $.00001 per share
  Authorized - 5,000,000 shares
  Issued - none
  Common stock, par value
    $.00001 per share
    Authorized - 50,000,000 shares
    Outstanding - 1,157,996                                            11,580
  Paid in capital                                                     122,752
   Accumulated deficit prior to the development stage                (151,332)
   Accumulated deficit during the development stage                   (68,926)
                                                                  -----------

    TOTAL STOCKHOLDERS' DEFICIT                                       (85,926)
                                                                  -----------
      TOTAL LIABILITIES AND
       STOCKHOLDERS' DEFICIT                                      $     1,353
                                                                  ===========

      See independent auditors' report and notes to financial statements.

                         IMMUNOTECHNOLOGY CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)
                           STATEMENTS OF OPERATIONS
                   FOR THE YEARS ENDED JUNE 30, 1998 AND 1997


                                                            From inception of
                                                             the development
                                                           stage, July 1, 1992
                                                                 through
                                   1998           1997        June 30, 1998
                               ------------   ------------   ---------------
REVENUE                        $          -   $          -   $             -

COST OF REVENUE                           -              -                 -

  GROSS PROFIT                            -              -                 -

OPERATING EXPENSES
Professional fees                    27,828         13,703            41,531
Taxes and licenses                       50          1,288             1,338
Bank fees and service charges         1,524             70             1,594
Meals and entertainment                 300              -               300
Travel                               15,591              -            15,591
Office expense                        5,963              -             5,963
Interest expense                      2,609              -             2,609
                               ------------   ------------   ---------------

TOTAL OPERATING EXPENSES             53,865         15,061            68,926
                               ------------   ------------   ---------------
NET LOSS                       $    (53,865)  $    (15,061)  $       (68,926)
                               ============   ============   ===============

BASIC LOSS PER COMMON SHARE    $       (.05)  $       (.01)
                               ------------   ------------
WEIGHTED AVERAGE NUMBER
  OF COMMON SHARES                1,157,996      1,157,996
                               ------------   ------------


      See independent auditors' report and notes to financial statements.

                         IMMUNOTECHNOLOGY CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)
                      STATEMENTS OF STOCKHOLDERS' DEFICIT
                   FOR THE YEARS ENDED JUNE 30, 1998 AND 1997

                                                                     Accumulated
                                          Common        Additional  Deficit Prior   Accumulated
                                           Stock         Paid-in          to       Deficit After
                                         Par Value       Capital     July 1, 1992  July 1, 1992       Total
                                        ------------   ------------  ------------   ------------   ------------
Balance at July 1, 1992                 $     11,580   $    122,752  $   (151,332)  $          -   $    (17,000)

Activity July 1, 1992
  through June 30, 1996                            -              -             -              -              -
                                        ------------   ------------  ------------   ------------   ------------

Balance at July 1, 1996                       11,580        122,752      (151,332)             -        (17,000)

Net loss                                           -              -             -        (15,061)       (15,061)
                                        ------------   ------------  ------------   ------------   ------------

Balance at June 30, 1997                      11,580        122,752      (151,332)       (15,061)       (32,061)
                                        ------------   ------------  ------------   ------------   ------------

Net Loss                                           -              -             -        (53,865)       (53,865)
                                        ------------   ------------  ------------   ------------   ------------

Balance at June 30, 1998                $     11,580   $    122,752  $   (151,332)  $    (68,926)  $    (85,926)
                                        ============   ============ ============    ============   ============


      See independent auditors' report and notes to financial statements.

                         IMMUNOTECHNOLOGY CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
                   FOR THE YEARS ENDED JUNE 30, 1998 AND 1997


                                                                From Inception
                                                                    of the
                                                                 Development
                                                                Stage, July 1
                                                                 1992 through
                                           1998         1997    June 30, 1998
                                        -----------  -----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                              $   (53,865) $   (15,061) $   (68,926)
  Adjustment to reconcile net loss to
   net cash used in operating
   activities
    Increase in accrued expenses              9,147        6,516       15,663
                                        -----------  -----------  -----------
     NET CASH USED IN
      OPERATING ACTIVITIES                  (44,718)      (8,545)     (53,263)
                                        -----------  -----------  -----------

CASH FLOWS FROM INVESTING ACTIVITIES              -            -            -
                                        -----------  -----------  -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Advances from an officer                   40,566        6,550       47,116
  Proceeds from notes payable                 5,000        2,500        7,500
                                        -----------  -----------  -----------
     NET CASH PROVIDED BY
      FINANCING ACTIVITIES                   45,566        9,050       54,616
                                        -----------  -----------  -----------

      NET INCREASE IN CASH                      848          505        1,353

CASH AT BEGINNING OF YEAR                       505            -            -
                                        -----------  -----------  -----------
CASH AT END OF YEAR                     $     1,353  $       505  $     1,353
                                        ===========  ===========  ===========

Supplementary disclosures:
  Interest paid                         $       660  $         -  $       660
                                        ===========  ===========  ===========

      See independent auditors' report and notes to financial statements.

                         IMMUNOTECHNOLOGY CORPORATION
                         (A Development Stage Company)
                         NOTES TO FINANCIAL STATEMENTS
                                 JUNE 30, 1998

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Going Concern
------------------------------
ImmunoTechnology Corporation was incorporated on November 30, 1989 under the laws of the State of Delaware. ImmunoTechnology Corporation operated a medical test laboratory until 1992, when it ceased operations. Presently, the Company has no operations.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements during the year ended June 30, 1998, the Company did not generate any revenue, and has a net capital deficiency. These factors among others may indicate that the Company will be unable to continue as a going concern for a reasonable period of time. For the year ended June 30, 1998 through the date of the attached independent auditors' report, the Company funded its disbursements by loans from individuals.

The financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company is no longer operating, and will attempt to locate a new business (operating company), and offer itself as a merger vehicle for a company that may desire to go public through a merger rather than through its own public stock offering.

Cash Flows
----------
Cash consists of balances in a demand account at a bank.

Estimates
---------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

2. INCOME TAXES

The Company has loss carryforwards available to offset future taxable income. The loss carryforwards at June 30,1998 total approximately $220,000 and expire between June 30, 2004 and June 30, 2013. Loss carryforwards are limited in accordance with the rules of change in ownership.

3. RELATED PARTY TRANSACTIONS

An officer of the Company advanced money to the Company during the year ending June 30, 1998. The advances are bearing interest at a rate of 10% and have no maturity date. At June 30, 1998, the balance of advances from an officer amounted to $47,116.

                        See Independent Auditors' Report

                         IMMUNOTECHNOLOGY CORPORATION
                         (A Development Stage Company)
                   NOTES TO FINANCIAL STATEMENTS (continued)
                                 JUNE 30, 1998

4. NOTE PAYABLE

At June 30, 1998 the Company had notes payable with minority shareholders for a total of $7,500. These notes bear interest at 10%. One note in the amount of $5,000 matures in August 1998 and another one in the amount of $2,500 has no maturity date.

5. COMMON STOCK

In January 1998, the Company recorded a reverse split on a 1-for-10 basis of its outstanding shares. The total of 11,579,960 outstanding shares of common stock at June 30, 1997 is now 1,157,996 at June 30, 1998. The reverse split was considered retroactively for the calculation of weighted average number of common shares, which is used for determination of basic loss per common share.

                      See independent auditors' report.

                        INDEPENDENT AUDITORS' REPORT

To the Stockholders of
ImmunoTechnology Corporation
San Marcos, California



     We have audited the accompanying balance sheets of ImmunoTechnology Corporation, (a Delaware corporation in the development stage), as of June 30, 1997 and 1996, and the related statements of operations, stockholders' deficit, and cash flows for the years then ended and the period from inception of the development stage (July 1, 1992) through June 30, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ImmunoTechnology Corporation (a development stage company) as of June 30, 1997 and 1996, and the results of its operations and its cash flows for the years then ended and the period from the inception of the development stage (July 1, 1992) through June 30, 1997, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company is a development stage company with no operating capital which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ Rose, Snyder & Jacobs

Rose, Snyder & Jacobs
A Corporation of Certified Public Accountants

Burbank, California

July 29, 1997, except for note 5, as to which date is January 30, 1998

                         IMMUNOTECHNOLOGY CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS
                             JUNE 30, 1997 AND 1996

                                    ASSETS
                                                       1997           1996
                                                    -----------   -----------

CURRENT ASSETS                                      $       505   $         -
  Cash                                              -----------   -----------

    TOTAL ASSETS                                    $       505   $         -
                                                    ===========   ===========



                    LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
  Accrued expenses                                  $    23,516   $    17,000
  Advance from an individual                              2,500             -
                                                    -----------   -----------

    TOTAL CURRENT LIABILITIES                            26,016        17,000
                                                    -----------   -----------

LONG TERM DEBT
  Advances from an officer                                6,550             -
                                                    -----------   -----------


STOCKHOLDERS' DEFICIT
  Preferred stock, par value
  $.00001 per share
  Authorized - 5,000,000 shares
  Issued - none
  Common stock, par value
    $.00001 per share
    Authorized - 50,000,000 shares
    Outstanding - 1,157,996                              11,580        11,580
  Paid in capital                                       122,752       122,752
   Accumulated deficit prior to the development stage  (151,332)     (151,332)
   Accumulated deficit during the development stage     (15,061)            -
                                                    -----------   -----------

    TOTAL STOCKHOLDERS' DEFICIT                         (32,061)      (17,000)
                                                    -----------   -----------

      TOTAL LIABILITIES AND
       STOCKHOLDERS' DEFICIT                        $       505   $         -
                                                    ===========   ===========

      See independent auditors' report and notes to financial statements.

                         IMMUNOTECHNOLOGY CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)
                           STATEMENTS OF OPERATIONS
                   FOR THE YEARS ENDED JUNE 30, 1997 AND 1996


                                                            From inception of
                                                             the development
                                                           stage, July 1, 1992
                                                                 through
                                   1997           1996        June 30, 1997
                               ------------   ------------   ---------------
REVENUE                        $          -   $          -   $             -

COST OF REVENUE                           -              -                 -
                               ------------   ------------   ---------------

  GROSS PROFIT                            -              -                 -

OPERATING EXPENSES
  Professional fees                  13,703              -            13,703
  Taxes and licenses                  1,288              -             1,288
  Bank fees                              70              -                70
                               ------------   ------------   ---------------

   TOTAL OPERATING EXPENSES    $     15,061   $          -   $        15,061
                               ------------   ------------   ---------------
    NET LOSS                   $    (15,061)  $          -   $       (15,061)
                               ============   ============   ===============

    BASIC LOSS PER COMMON SHARE$       (.00)  $        .00
                               ------------   ------------
    WEIGHTED AVERAGE NUMBER
     OF COMMON SHARES             1,157,996      1,157,996
                               ============   ============


      See independent auditors' report and notes to financial statements.

                         IMMUNOTECHNOLOGY CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)
                      STATEMENTS OF STOCKHOLDERS' DEFICIT
                   FOR THE YEARS ENDED JUNE 30, 1997 AND 1996

                                                                     Accumulated
                                          Common        Additional  Deficit Prior   Accumulated
                                           Stock         Paid-in          to       Deficit After
                                         Par Value       Capital     July 1, 1992  July 1, 1992       Total
                                        ------------   ------------  ------------   ------------   ------------
Balance at July 1, 1992                 $     11,580   $    122,752  $   (151,332)  $          -   $    (17,000)

Activity July 1, 1992
  through June 30, 1995                            -              -             -              -              -
                                        ------------   ------------  ------------   ------------   ------------

Balance at July 1, 1995                       11,580        122,752      (151,332)             -        (17,000)

Activity during year                               -              -             -              -              -
                                        ------------   ------------  ------------   ------------   ------------

Balance at June 30, 1996                      11,580        122,752      (151,332)             -        (17,000)


Net loss during year                               -              -             -        (15,061)       (15,061)
                                        ------------   ------------  ------------   ------------   ------------

Balance at June 30, 1997                $     11,580   $    122,752  $   (151,332)  $    (15,061)  $    (32,061)
                                        ============   ============  ============   ============   ============


      See independent auditors' report and notes to financial statements.

                         IMMUNOTECHNOLOGY CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
                   FOR THE YEARS ENDED JUNE 30, 1997 AND 1996


                                                                From Inception
                                                                    of the
                                                                 Development
                                                                Stage, July 1
                                                                 1992 through
                                           1997         1996    June 30, 1997
                                        -----------  -----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                              $   (15,061) $         -  $   (15,061)
  Adjustment to reconcile net loss to
   net cash used in operating
   activities
    Increase in accrued expenses              6,516            -        6,516
                                        -----------  -----------  -----------
     NET CASH USED IN
      OPERATING ACTIVITIES                   (8,545)           -       (8,545)
                                        -----------  -----------  -----------

CASH FLOWS FROM INVESTING ACTIVITIES              -            -            -
                                        -----------  -----------  -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Advances from officer                       6,550            -        6,550
  Advances from an individual                 2,500            -        2,500
                                        -----------  -----------  -----------
     NET CASH PROVIDED BY
      FINANCING ACTIVITIES                    9,050            -        9,050
                                        -----------  -----------  -----------

      NET INCREASE IN CASH                      505            -          505

CASH AT BEGINNING OF YEAR                         -            -            -
                                        -----------  -----------  -----------
CASH AT END OF YEAR                     $       505  $         -  $       505
                                        -----------  -----------  -----------

Supplementary disclosures:
  Interest paid                         $         -  $         -  $         -
                                        ===========  ===========  ===========
  Income taxes paid                     $         -  $         -  $         -
                                        ===========  ===========  ===========

      See independent auditors' report and notes to financial statements.

                         IMMUNOTECHNOLOGY CORPORATION
                         NOTES TO FINANCIAL STATEMENTS
                             JUNE 30, 1997 AND 1996

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Going Concern
------------------------------
ImmunoTechnology Corporation was incorporated on November 30, 1989 under the laws of the State of Delaware. ImmunoTechnology Corporation operated a medical test laboratory until 1992, when it ceased operations. Presently, the Company has no operations.

Cash Flows
----------
Cash consists of balances in a demand account at a bank.

2. INCOME TAXES

The Company has loss carryforwards available to offset future taxable income. The loss carryforwards at June 30,1997 total approximately $160,000 and expire between June 30, 2004 and June 30, 2012. Loss carryforwards are limited in accordance with the rules of change in ownership.

3. RELATED PARTY TRANSACTIONS

An officer of the Company advanced money to the Company during the year ending June 30, 1997. The advances are bearing interest at a rate of 10% and have no maturity date. At June 30, 1997, the balance of advances from an officer amounted to $6,550.

                              4. ADVANCES FROM INDIVIDUALS

Advances from individuals bear interest at 10%, and have no maturity date.

5. COMMON STOCK

In January 1998, the Company recorded a reverse split on a 1-for-10 basis of its outstanding shares. The total of 11,579,960 outstanding shares of common stock at June 30, 1997 and 1996 is considered to be 1,157,996 for the calculation of weighted average number of common shares, which is used for determination of basic loss per common share.

6.GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not established revenues sufficient to cover its operating costs and to allow it to continue as a going concern. Management intends to seek a merger with an existing operating company, in the interim it has committed to meeting the Company's minimal operating expenses.

                      See independent auditors' report.

                                   PART III
                          ITEM 1. INDEX TO EXHIBITS

     Copies of the following documents are included as exhibits to this Amendment No. 1 to Form 10-SB pursuant to item 601 of regulation S-B.

         SEC
Exhibit  Reference
No.      No.        Title of Document                      Location
-------  ---------  -----------------                      --------

1        3          Articles of Incorporation
                    of the Registrant and related
                    Amendments                             Original Filing

2        3          Bylaws of the Registrant               Original Filing

3        4          Specimen Stock Certificate             Original Filing

4        27         Financial Data Schedule                This Filing

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunder duly authorized.

                                    IMMUNOTECHNOLOGY CORPORATION


                                    By: /S/ John A. Wise, President

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned in the capacities and on the dates stated.

Signature                    Title                           Date
---------                    -----                           ----

/S/ John A. Wise             President, Director             October 23, 1998

/S/ Mark A. Scharmann        Vice President, Director        October 23, 1998

/S/ David Knudson            Secretary/Treasurer/Director    October 23, 1998

/S/ Gerald M Haase           Director                        October 23, 1998